EXHIBIT 99.1

Stantec Announces the Closing of $425 Million Senior Unsecured Notes Offering

(All financial figures are expressed in Canadian dollars)

EDMONTON, Alberta, June 10, 2025 (GLOBE NEWSWIRE) -- Stantec Inc. (“Stantec”) (TSX, NYSE: STN), a global leader in sustainable engineering, architecture and environmental consulting, announced the closing of its previously announced private placement offering (the "Offering") of $425 million aggregate principal amount of senior unsecured notes due June 10, 2032 (the "Notes"). The Notes bear an interest rate of 4.374% per annum and were priced at par.

Stantec intends to use the net proceeds of the Offering to repay existing indebtedness and for general corporate purposes.

The Notes are direct senior unsecured obligations of Stantec and rank pari passu with all of Stantec's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of Stantec. The Notes have been assigned a rating of BBB, with a stable trend, by DBRS Limited (Morningstar DBRS).

The Notes were not qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the Notes in Canada was made on a basis which is exempt from the prospectus requirements of such securities laws. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). This news release shall not constitute an offer to sell or the solicitation of an offer to buy, any security, nor shall there be any offer to sell or a solicitation of an offer to buy the Notes in any jurisdiction where it is unlawful to do so.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

For further information:

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: (403) 569-5389
jess.nieukerk@stantec.com